Exhibit 10.1

EMS Technologies, Inc.
660 Engineering Drive
PO Box 7700
Norcross, GA 30091-7700
Tel: (770) 263-9200
www.ems-t.com
May 2, 2008
Mr. Don Scartz
660 Engineering Drive
Norcross, GA 30092
Dear Don:
EMS Technologies, Inc. is pleased to continue your employment as Senior Financial Adviser, effective May 2, 2008, with your employment status changing from Full Time Regular to Occasional effective May 31, 2008. In this position, it is expected that, among other matters, you will provide services related to EMS’s commercial and investment banking relationships, will assist with strategic financial initiatives, and will provide guidance related to potential acquisitions or other strategic transactions under the direction of the Chairman of the Board, CEO or the CFO. Upon your becoming an Occasional employee, it is expected that you will be available on an as-needed basis during normal business hours, subject to your prior personal plans, and that you will provide up to 2,000 hours of work over the term of this letter agreement, which shall expire on May 30, 2010 or upon earlier termination in the discretion of EMS.
Compensation: You will be paid by EMS through the normal payroll process, at your current salary while a Full Time Regular employee, and thereafter at an hourly rate of $147.50 for hours actually worked and reported on EMS’s standard employee timecard system. EMS will withhold applicable taxes from your paycheck and will pay its share of all state and federally mandated employment taxes. Since you will be an EMS employee, earnings for your time worked will be reported on a W-2 and not on a separate 1099.
Upon termination of your employment as an Occasional employee, as a result of either expiration of the term of this letter agreement or EMS’s earlier termination without cause, EMS will promptly pay to you the amount, if any, by which $295,000 exceeds the aggregate hourly-rate payments to you under this letter agreement.
Incentive Compensation: In recognition of your contributions to the Company’s performance during 2008, you will participate in the Executive Annual Incentive Compensation Plan for 2008, at the previously approved target level of 50% of your base compensation actually earned during 2008 (including hourly compensation earned as an Adviser as provided in this letter), subject to the other provisions of that Plan in effect for 2008 (such as effects of variations between actual and target Company performance, Compensation Committee adjustments related to unusual charges, credits or circumstances, and the CEO’s evaluation of individual performance). For 2009, the CEO and Compensation Committee will consider the appropriateness of bonus incentive compensation based on their evaluations of your actual levels of effort and contribution during that year.
Benefits: Occasional employees are not eligible for most Company benefits. You will not receive service credit for your time, or otherwise participate in any way, in benefit programs where service is a determining factor, such as vacation. Your medical and other insurance benefits will cease as of midnight on May 30, 2008. Under federal law, you are entitled to continue your medical coverage through COBRA. EMS agrees to reimburse you for your COBRA premiums, less the amount you would normally pay for your contribution, for the period prior to your transition to Medicare coverage, but ending not later than December 31, 2008. The premiums that EMS pays for your coverage will be considered taxable income and you will be responsible for paying any taxes due on that amount. You will also continue to participate in the executive medical reimbursement plan during the time you remain on COBRA coverage.

Vacation Pay: Occasional employees do not qualify for vacation pay. You will receive a lump sum payment for all unused vacation when you change status to Occasional employee.
Stock Options: Because you continue to be an employee, your existing options remain exercisable, and will continue to become exercisable, in accordance with their respective terms as long as you remain employed under the terms of this letter. In the event your employment terminates prior to February 13, 2009 or 2010, the tranches of 1,875 shares under the option granted to you on February 13, 2008, scheduled to first become exercisable on those dates, will be accelerated to become first exercisable on the date your employment terminates, subject to your satisfactory performance of your obligations under this letter.
Under the terms of the Company’s Stock Incentive Plans, following your termination of employment under this letter, you will be able to exercise remaining options at any time within a period ending at the earlier of their respective Expiration Dates or 5:00 p.m., Atlanta time, on the third anniversary of such termination, to the extent of the number of shares that were purchasable thereunder at the date of termination.
Retirement & Stock Purchase Plans: Under the terms of the Retirement Program, and based on your age and years of service, and on the circumstances of your change in status, you will qualify for participation in the Company’s contribution for 2008 under the Amended Retirement Benefit Plan based on your earnings as a Full Time Regular employee only. The Amended RBP contribution is expected to be made in April 2009. As an Occasional Employee, you will not be eligible to continue to make additional contributions (or receive Company matches) under the 401(k) Plan, except from amounts remaining to be paid to you as a result of your service as a Full Time Regular employee.
You will not be eligible to continue to make contributions under the Stock Purchase Plan, or to receive further Company matching contributions. However, you are entitled to withdraw your share balance or to have it sold on your behalf. Appropriate forms and details as to your alternatives may be obtained from Human Resources.
Non-Competition: In addition to your obligations with respect to conflicts of interest, and to provisions of the Stock Incentive Plans and Retirement Benefit Plan concerning non-competition, you agree that the continuation of these employee arrangements, and payments to you of salary, 2008 incentive compensation, and any remaining hourly-rate amount payable upon your termination of employment, are conditioned on your not commencing, or agreeing to commence, during the term of these arrangements, the provision of services, whether as an employee, officer, director, independent contractor, agent or otherwise (such services being of a nature that could reasonably be expected to involve the skills and experience used or developed by you while an employee of EMS), to any business organization that provides or seeks to provide products or services that are competitive with products or services provided by the Company.
Other Agreements: You are still bound by the employee agreement dealing with inventions and non-disclosure and Terms of Employment which you previously signed. Any legal issues relating to your employment will be governed by and determined in accordance with the laws of the State of Georgia.
You hereby resign from all offices held by you with EMS and its direct or indirect subsidiaries, and from all positions as a member of the board of directors of any of such subsidiaries.
Please indicate your acceptance of these arrangements by signing, dating, and returning one of the enclosed copies of this letter to Mike Robertson in the Human Resources Department. The other copy is for your own records.
I look forward to continuing working with you at EMS Technologies, Inc. If you have any questions, please feel free to call me.

Sincerely,
EMS Technologies, Inc.

/s/ Paul B. Domorski
President and Chief Executive Officer

Accepted By:	/s/ Don T. Scartz	Date:	May 2, 2008